UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010.

Commission File Number: 000-53684

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   ☒ Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Incorporation by Reference

This report on Form 6-K is filed for purposes of being incorporated by reference in the Registration Statement on Form S-8 (No. 333-160246) of the Registrant filed on June 26, 2009, the Registration Statement on Form S-8 (No. 333-162255) of the Registrant filed on October 1, 2009, and in subsequently filed Registration Statements on Form S-8 that purport to incorporate by reference Form 6-Ks filed prior to the filing of the Registrant’s next annual report on Form 20-F.

The financial information for the 52 weeks ended January 1, 2010 and the three months ended January 1, 2010 included in this Form 6-K is a Form S-8 conformed version of the financial information included in the Registrant’s earnings release entitled Audited Results for the 52 Weeks Ended 1 January 2010 and Unaudited Fourth Quarter Results, and also furnished on Form 6-K (the “Earnings Release”). The Form S-8 conformed version of the financial information was prepared solely for the purpose of updating the Registration Statements referred to above and does not supersede the financial information for such period as contained in the Earnings Release. The principal change from the financial information contained in the Earnings Release is the elimination of non-GAAP measures to comply with U.S. federal securities disclosure requirements.

Information furnished on this form:

Form S-8 conformed version of the financial information included in the Registrant’s earnings release entitled Audited Results for the 52 Weeks Ended 1 January 2010 and Unaudited Fourth Quarter Results.

Cautionary Note Regarding Forward Looking Statements

This release contains certain statements (including, statements concerning plans and objectives of management for future operations or performance, or assumptions related thereto) that are ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the future financial and operating performance and outlook of the Registrant and the effects of the merger with SiRF (the ‘merger’), now a direct, wholly-owned subsidiary of the Registrant, as well as other future events and their potential effects on the Registrant. These forward looking statements can be identified by words such as ‘believes’, estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘may’, ‘will’, ‘plans’, ‘should’, “may” and other similar expressions, including statements relating to: expected developments in our product portfolio, expected fourth quarter revenues, expected annualised operating costs savings, the expected future design wins and increase in market share, the expected incorporation of the BlueCore7000 devices in products of OEMs, the expectation of volume shipments for CSR9000, the current expectations and beliefs of management of the Registrant, and are based upon numerous assumptions regarding the Registrant’s business strategies and the environment in which the Registrant will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of the Registrant.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by the forward looking statements. These factors include, but are not limited to: the ability to realise the expected synergies from the merger in the amounts or in the timeframe anticipated, consumer demand for and market acceptance of the Registrant’s products and the products that use the Registrant’s products; whether the Registrant’s customers will work through remaining pockets of excess inventory levels or rebuild inventory levels to seasonal norms; declines in average selling prices of the Registrant’s products; cancellation of existing orders or the failure to secure new orders; the Registrant’s failure to introduce new products and to implement new technologies on a timely basis; the Registrant’s failure to anticipate changing customer product requirements; the Registrant’s failure to deliver products to its customers on a timely basis; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any litigation; the cyclicality of the semiconductor industry; overall economic conditions; the Registrant’s ability to secure sufficient capacity from third-parties that manufacture, assemble and test its products; the potential for any disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; the yields that the Registrant’s subcontractors achieve with respect to the Registrant’s products; possible errors or failures in the hardware or software components of the Registrant’s products; the Registrant’s ability to successfully manage its recent expansion and growth; the Registrant’s ability to protect its intellectual property; the Registrant’s ability to attract and retain key personnel including engineers and technical personnel; competitive developments in the Registrant’s markets; and difficulty in predicting future results.

Each forward looking statement speaks only as of the date hereof. The Registrant does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

EXHIBITS

Exhibit No.	Description

99.1	Form S-8 conformed version of the financial information included in the Registrant’s earnings release entitled Audited Results for the 52 Weeks Ended 1 January 2010 and Unaudited Fourth Quarter Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc
(Registrant)

Date: February 11, 2010
	By:	/S/ BRETT GLADDEN
Brett Gladden
Company Secretary

Exhibit 99.1

Condensed consolidated income statement

		Q4 2009	Q3 2009	Q4 2008	2009	2008
	Note	$’000	$’000	$’000	$’000	$’000
Revenue		198,077	209,870	140,073	601,399	694,865
Cost of sales		(104,437)	(114,865)	(79,126)	(333,099)	(385,037)

Gross profit		93,640	95,005	60,947	268,300	309,828

Research and development		(47,149)	(50,320)	(37,821)	(169,713)	(158,167)
Selling, general and administrative		(25,466)	(34,131)	(38,079)	(114,501)	(160,176)

Operating profit (loss)		21,025	10,554	(14,953)	(15,914)	(8,515)
Investment income		178	538	1,309	1,915	6,139
Finance income (expense)		690	(389)	(2,169)	(243)	(4,075)

Profit (loss) before tax		21,893	10,703	(15,813)	(14,242)	(6,451)
Tax		(1,468)	(2,153)	9,779	2,933	(488)

Profit (loss) for the period		20,425	8,550	(6,034)	(11,309)	(6,939)

Earnings (loss) per share		$	$	$	$	$
Basic	4	0.12	0.05	(0.05)	(0.07)	(0.05)
Diluted	4	0.11	0.05	(0.05)	(0.07)	(0.05)
Weighted average number of shares		177,335,662	176,980,880	128,125,891	153,927,671	128,617,601
Diluted weighted average number of shares		182,617,405	182,410,823	129,563,982	157,448,170	130,610,753

Share options are only treated as dilutive where the result after taxation is a profit.

Condensed consolidated statement of comprehensive income

	Q4 2009	Q3 2009	Q4 2008	2009	2008
	$’000	$’000	$’000	$’000	$’000
Profit (loss) for the period	20,425	8,550	(6,034)	(11,309)	(6,939)
Other comprehensive income
Gain (loss) on cash flow hedges	4,925	3,650	(21,910)	34,228	(31,677)
Net tax on cash flow hedges in equity	(1,295)	(1,022)	6,221	(9,589)	8,930
Transferred to income statement in respect of cash flow hedges	(708)	(1,075)	6,013	(5,463)	7,316
Tax on items transferred from equity	198	301	(1,684)	1,530	(2,052)

Total comprehensive income (loss) for the period	23,545	10,404	(17,394)	9,397	(24,422)

Condensed consolidated balance sheet

	1 January 2010	2 October 2009	2 January 2009
	$’000	$’000	$’000
Non-current assets
Goodwill	221,451	224,581	106,322
Other intangible assets	44,974	46,676	20,797
Property, plant and equipment	40,551	42,038	48,173
Deferred tax asset	4,341	6,938	6,481

	311,317	320,233	181,773

Current assets
Inventory	72,345	79,407	66,201
Derivative financial instruments	2,397	1,771	—
Trade and other receivables	99,347	105,028	80,417
Corporation tax debtor	5,433	1,726	1,392
Treasury deposits and investments	241,763	219,686	81,000
Cash and cash equivalents	170,601	176,074	180,898

	591,886	583,692	409,908

Total assets	903,203	903,925	591,681

Current liabilities
Trade and other payables	116,366	137,721	62,170
Current tax liabilities	1,332	2,588	1,648
Obligations under finance leases	326	322	1,057
Derivative financial instruments	230	4,529	32,062
Provisions	8,122	4,673	4,408
Contingent consideration	—	7,000	753

	126,376	156,833	102,098

Net current assets	465,510	426,859	307,810

Non-current liabilities
Deferred tax liability	—	—	4,002
Contingent consideration	—	—	16,747
Long-term provisions	2,716	3,068	1,795
Obligations under finance leases	—	320	293

	2,716	3,388	22,837

Total liabilities	129,092	160,221	124,935

Net assets	774,111	743,704	466,746

Equity
Share capital	318	317	238
Share premium account	363,032	362,334	91,448
Capital redemption reserve	950	950	950
Merger reserve	61,574	61,574	61,574
Employee Benefit Trust Reserve	(40,224)	(40,224)	(40,224)
Hedging reserve	3,505	(712)	(25,260)
Share based payment reserve	48,446	47,189	27,864
Tax reserve	33,433	29,624	35,770
Retained earnings	303,077	282,652	314,386

Total equity	774,111	743,704	466,746

No. of Shares outstanding	182,187,878	181,894,611	130,890,281

Condensed consolidated statement of changes in equity

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746
Loss for the period	—	—	—	—	—	—	—	—	(11,309)	(11,309)
Other comprehensive income for the period	—	—	—	—	—	28,765	—	(8,059)	—	20,706

Total comprehensive income for the period	—	—	—	—	—	28,765	—	(8,059)	(11,309)	9,397
Share issues	80	271,584	—	—	—	—	—	—	—	271,664
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	10,581	—	—	10,581
Credit to equity for equity-settled share based payments on acquisition	—	—	—	—	—	—	10,001	—	—	10,001
Current tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	2,648	—	2,648
Deferred tax benefit on share option gains	—	—	—	—	—	—	—	3,074	—	3,074

At 1 January 2010	318	363,032	950	61,574	(40,224)	3,505	48,446	33,433	303,077	774,111

Condensed consolidated statement of changes in equity (continued)

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 28 December 2007	236	89,926	950	61,574	(20,025)	(899)	20,278	35,298	321,325	508,663
Loss for the period	—	—	—	—	—	—	—	—	(6,939)	(6,939)
Loss on cash flow hedges	—	—	—	—	—	(24,361)	—	6,878	—	(17,483)

Total comprehensive income for the period	—	—	—	—	—	(24,361)	—	6,878	(6,939)	(24,422)
Share issues	2	1,522	—	—	—	—	—	—	—	1,524
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	7,586	—	—	7,586
Current tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	1,359	—	1,359
Deferred tax on share-based payment transactions	—	—	—	—	—	—	—	(7,765)	—	(7,765)
Purchase of own shares	—	—	—	—	(20,199)	—	—	—	—	(20,199)

At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746

Condensed consolidated cash flow statement

		Q4 2009	Q3 2009	Q4 2008	2009	2008
	Note	$’000	$’000	$’000	$’000	$’000
Net cash from operating activities	5	20,923	2,678	33,991	50,233	66,301

Investing activities
Interest received		335	989	1,295	2,307	6,187
(Purchase) sale of treasury deposits, net of treasury deposits acquired with subsidiary		(22,077)	45,284	20,000	(115,793)	(28,935)
Purchases of property, plant and equipment		(2,700)	(1,473)	(711)	(7,528)	(20,232)
Purchases of intangible assets		(3,225)	(1,350)	1,481	(5,799)	(2,448)
Acquisition of subsidiaries		—	—	—	66,489	(11,689)

Net cash (used in) from investing activities		(27,667)	43,450	22,065	(60,324)	(57,117)

Financing activities
Repayments of obligations under finance leases		(385)	—	1,254	(1,282)	(279)
Purchase of own shares		—	—	—	—	(20,199)
Proceeds on issue of shares		625	(1,236)	48	66	1,524

Net cash from (used in) financing activities		240	(1,236)	1,302	(1,216)	(18,954)

Net (decrease) increase in cash and cash equivalents		(6,504)	44,892	57,358	(11,307)	(9,770)

Cash and cash equivalents at beginning of period		176,074	131,413	125,403	180,898	193,311

Effect of foreign exchange rate changes		1,031	(231)	(1,863)	1,010	(2,643)

Cash and cash equivalents at end of period		170,601	176,074	180,898	170,601	180,898

Notes

1. Basis of preparation and accounting policies

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The financial statements for the 52 weeks ended 1 January 2010 were approved by the directors on 9 February 2010. The financial information contained in this statement does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006.

Statutory accounts for the 53 weeks ended 2 January 2009 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. Those for the 52 weeks ended 1 January 2010 will be delivered following the Company’s annual general meeting. The auditor’s reports on both the accounts for the 53 weeks ended 2 January 2009 and those for the 52 weeks ended 1 January 2010 were unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRSs), this announcement does not contain itself sufficient information to comply with IFRSs. We expect to publish full financial statements that comply with IFRSs in February 2010.

The financial information for the quarters Q4 2009, Q3 2009 and Q4 2008 is unaudited.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q4 2009	13 weeks	3 October 2009 to 1 January 2010
Q3 2009	13 weeks	4 July 2009 to 2 October 2009
Q4 2008	14 weeks	27 September 2008 to 2 January 2009
2009	52 weeks	3 January 2009 to 1 January 2010
2008	53 weeks	29 December 2007 to 2 January 2009

This preliminary announcement has been prepared under the same accounting policies as the statutory accounts for the 53 weeks ended 2 January 2009 except for the following new Standards that have been adopted:

In the current financial period, the Group has adopted International Financial Reporting Standard 2 (amended) “Share-based payment – vesting conditions and cancellations”, International Accounting Standard 1 “Presentation of Financial Statements” (revised 2007), and both International Financial Reporting Standard 3 “Business Combinations” (as revised in 2008) and International Accounting Standard 27 “Consolidated and separate financial statements” (as revised in 2008) in advance of their effective date.

The amendments to IFRS 2 require the acceleration of share-based payment charges relating to employees who cease to contribute to SAYE scheme. The application of this Standard has not required a restatement of comparative periods.

The Group has also decided to reclassify share option charges out of the underlying profit measure. Prior periods have been restated accordingly.

The impact of the early adoption of IFRS 3 (revised) and IAS 27 (revised) has resulted in some changes to the Group’s accounting policies and, in accordance with the transitional provisions of IFRS 3(2008), these standards have been applied prospectively to business combinations for which the acquisition date is on or after 3 January 2009:

The impact of IFRS 3 (2008) Business Combinations has been:

•	to change the basis for allocating a portion of the purchase consideration in a business combination to replacement share-based payment awards granted at the time of the combination; and

•	to require that acquisition-related costs be accounted for separately from the business combination, generally leading to those costs being expensed when incurred.

2. Going Concern

The financial statements have been prepared on the going concern basis. The directors have considered future cash forecasts and revenue projections, based on prudent market data, in their consideration of going concern. The issues surrounding going concern are discussed regularly by the Board and were evaluated as part of the Group’s budget for the next financial year and the Group’s longer term plans.

Management is currently of the opinion that the Group has adequate financial resources and a robust policy towards treasury risk and cash flow management. The Group has $412.4 million of cash and cash equivalents, including treasury deposits and investments, as at 1 January 2010 and no debt liabilities. The directors believe that the Group is adequately placed to manage its business risks successfully despite the current uncertain economic outlook and challenging macro economic conditions.

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.

3. Changes in share capital

290,775 ordinary shares were issued for employee option exercises in Q4 2009. Consideration was $701,592 at a premium of $701,091.

1,638,801 Ordinary Shares were issued from employee option exercises between 3 January 2009 and 1 January 2010. Consideration was $2,253,576, at a premium of $2,250,987.

47,658,256 ordinary shares were issued on 26 June 2009 and admitted to trading on the London Stock Exchange. These shares represented the equity consideration for the acquisition of SiRF Technology Holdings Inc. (note 35) and represented a consideration of $271,524,109, at a premium of $271,446,364.

Fees of $1,847,406 were incurred as a consequence of the share issue and have been shown as a deduction from equity against share premium.

On the same date, 133,678,208 of CSR plc shares in issue were delisted and readmitted to the London Stock Exchange in accordance with the Listing Rules, as the acquisition of SiRF Technology Holdings Inc. represented a reverse takeover under the Lisitng Rules. The transaction is not treated as a reverse takeover for accounting purposes.

4. Reconciliation of operating profit (loss) to net cash from operating activities

	Q4 2009	Q3 2009	Q4 2008	2009	2008
	$’000	$’000	$’000	$’000	$’000
Net profit (loss)	20,425	8,550	(6,034)	(11,309)	(6,939)
Adjustments for:
Investment income	(178)	(538)	(1,309)	(1,915)	(6,139)
Finance (income) costs	(690)	389	2,169	243	4,075
Income tax expense (credit)	1,468	2,153	(9,779)	(2,933)	488
Amortisation of intangible assets	4,170	4,021	(1,110)	11,860	10,468
Depreciation of property, plant and equipment	4,596	4,784	5,725	18,383	20,135
Impairment of assets	—	—	—	—	52,918
Loss on disposal of property, plant and equipment and intangible fixed assets	16	—	664	503	731
Deferred tax adjustment to goodwill	—	—	978	—	978
Share option charges	1,257	2,888	2,802	10,581	7,586
Increase in provisions	3,097	2,545	3,620	4,313	3,789

Operating cash flows before movements in working capital	34,161	24,792	(2,274)	29,726	88,090
Decrease (increase) in inventories	7,062	(11,646)	14,526	8,679	11,055
Decrease (increase) in receivables	5,035	(16,268)	44,395	3,642	17,253
(Decrease) increase in payables	(24,805)	6,063	(20,550)	8,233	(20,063)

Cash generated by operations	21,453	2,941	36,097	50,280	96,335
Foreign tax paid	(188)	(221)	(240)	(782)	(1,290)
Corporation tax paid	—	—	(1,823)	—	(28,738)
Interest paid	(342)	(158)	(43)	(1,252)	(326)
R&D tax credit received	—	116	—	1,987	320

Net cash from operating activities	20,923	2,678	33,991	50,233	66,301

5. Segmental reporting

Following an internal reorganisation during the first half of 2009, the reportable segments of CSR changed from those shown in the 2008 Annual Report.

The Group’s new reportable segments under IFRS8 Operating Segments are as follows:

Handset Business Unit (HBU)	Mobile handsets

Audio and Consumer Business Unit (ACBU)	Headsets, PC, and Consumer applications

Automotive and PND (APBU)	Automotive and Personal Navigation Device (PND) applications

The reportable segments previously disclosed were Cellular and Non Cellular.

The handset and headset businesses were previously included within the Cellular segment prior to the internal reorganisation and have now been split between HBU and ACBU. The Non Cellular reportable segment has now been split between the ACBU and APBU reportable segments.

Segment revenues and results

There was no inter-segmental revenue in any of the periods shown.

The following is an analysis of the Group’s revenue and results by reportable segment in the 52 weeks ended 1 January 2010:

52 weeks ending 1 January, 2010	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	310,792	163,271	127,336	—	601,399

Result
Underlying operating profit	4,641	6,246	16,046	—	26,933

Share-based payment charges				(10,581)	(10,581)
Amortisation of acquired intangible assets				(9,467)	(9,467)
Integration and restructuring				(12,227)	(12,227)
Acquisition fees				(10,572)	(10,572)

Operating loss					(15,914)

Investment income					1,915
Finance costs					(243)

Loss before tax					(14,242)

5. Segmental reporting (continued)

The Group discloses underlying operating profit as the measure of segment result as this is the measure used in the decision-making and resource allocation process of the Chief Operating Decision Maker, who is the Group’s Chief Executive Officer. Investment income and finance costs are not allocated to reportable segments for the purposes of reporting to the Group’s Chief Executive Officer.

Underlying operating profit represents operating profit earned by each segment without allocation, in each period, of acquisition fees, share-based payment charges, integration and restructuring charges, charges related to the amortisation of acquired intangible assets, the adjustment to goodwill in respect of deferred tax in 2008, the asset impairment charges in 2008

A substantial proportion of R&D costs are allocated to the handset business unit. Other operating costs are allocated on activity. This method of cost allocation is used to report costs to the Group’s Chief Executive Officer for the purposes of resource allocation and assessment of segment performance.

The following is an analysis of the Group’s revenue and results by reportable segment in the 53 weeks ended 2 January 2009 restated for the changes in reportable segments:

53 weeks ended 2 January, 2009	HBU	ACBU	APBU	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	344,198	299,572	51,095	—	694,865

Result
Underlying operating (loss) profit	(8,536)	63,377	17,989	—	72,830

Share-based payment charges				(7,586)	(7,586)
Amortisation of acquired intangible assets				(5,418)	(5,418)
Integration and restructuring				(14,445)	(14,445)
Deferred tax adjustment to goodwill				(978)	(978)
Asset impairment				(52,918)	(52,918)

Operating loss					(8,515)

Investment income					6,139
Finance costs					(4,075)

Loss before tax					(6,451)

5. Segmental reporting (continued)

Segment assets

Following the internal reorganization, the corresponding segment specific assets have been reallocated to the new segment structure. Assets are allocated to the segment which has responsibility for their control.

	1 January 2010	2 January 2009
	$’000	restated $’000
HBU	280,688	223,171
ACBU	66,113	67,564
APBU	116,773	16,001

Total segment assets	463,574	306,736

Deferred tax asset	4,341	6,481
Cash flow hedges	2,397	—
Other receivables	15,094	15,174
Corporation tax debtor	5,433	1,392
Treasury deposits and investments	241,763	81,000
Cash and cash equivalents	170,601	180,898

Total assets	903,203	591,681

Assets allocated to reportable segments are goodwill, property, plant and equipment, intangible assets, trade receivables and inventory. All other assets are unallocated.

Allocation of goodwill to segments

	1 January 2010	2 January 2009
	$’000	restated $’000
Reportable segment
HBU	151,477	91,835
ACBU	18,570	5,795
APBU	51,404	8,692

	221,451	106,322

Goodwill has been allocated to reportable segments as described above, with the goodwill relating to the acquisition of SiRF Technology Holdings Inc being allocated to the HBU, ACBU, APBU segment based on its anticipated future contributions to these segments.

No information is provided on segment liabilities as this measure is not provided to the chief operating decision maker.

6. Acquisition of subsidiaries – SiRF Technology Holdings, Inc.

On 26 June 2009, the Group acquired 100% of the issued share capital of SiRF Technology Holdings, Inc., a semiconductor supplier of Global Positioning System or GPS based location technology solutions, for a consideration of $281.5 million. Each share of SiRF common stock was exchanged for 0.741 of a CSR plc ordinary share, par value £0.001 per share. The acquisition provides CSR with leading capability in GPS which complements CSR’s existing Bluetooth and Wi-Fi solutions. The Group exchanged 47,658,246 shares in CSR plc for 100% of the issued share capital of SiRF Technology Holdings Inc. at a CSR plc share price of £3.4925 and exchange rate of 1.6313 US dollars to GBP.

The acquisition note is shown below:

Recognised amounts of identifiable assets acquired and liabilities assumed

$’000
Financial assets	135,172
Inventory	14,823
Property, plant and equipment	3,165
Intangible assets	30,536
Financial liabilities	(41,748)

141,948

Goodwill	139,577

Total consideration	281,525

Purchase price:
Fair value of shares issued	271,524
Fair value of share options exchanged	21,617
Less: unvested portion of the fair value of share options	(11,492)
Less: excess of fair value of vested share options over the original awards	(124)

281,525

Net cash inflow arising on acquisition
Cash and cash equivalents acquired	66,489
Directly attributable costs	(10,572)

55,917